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LEHMAN BROTHERS HOLDINGS INC.

EXHIBIT 12.01

Computation of Ratios of Earnings to Fixed Charges and
to Combined Fixed Charges and Preferred Stock Dividends
(Unaudited)

	Three Months Ended February 28, 2005	Year Ended November 30
Dollars in millions		2004	2003	2002	2001

Pre-tax earnings from continuing operations	$1,306	$3,518	$2,536	$1,399	$1,748
Add: Fixed charges (excluding capitalized interest)	3,609	9,773	8,724	10,709	15,724

Pre-tax earnings before fixed charges	$4,915	$13,291	$11,260	$12,108	$17,472

Fixed charges:
Interest	$3,581	$9,674	$8,640	$10,626	$15,656
Other(1)	35	114	119	103	78

Total fixed charges	3,616	9,788	8,759	10,729	15,734
Preferred stock dividend requirements	28	129	143	155	192

Total combined fixed charges and preferred stock dividends	$3,644	$9,917	$8,902	$10,884	$15,926

Ratio of earnings to fixed charges	1.36	1.36	1.29	1.13	1.11
Ratio of earnings to combined fixed charges and preferred stock dividends	1.35	1.34	1.26	1.11	1.10

(1)
Other fixed charges consist of the interest factor in rentals and capitalized interest.

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  EXHIBIT 12.01
Computation of Ratios of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends (Unaudited)